UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                         FORM N-8F

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

[ X ]  Merger

[   ]  Liquidation

[   ]  Abandonment of Registration
       (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[   ]  Election of status as a Business Development Company
       (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:  PUTNAM NEW YORK TAX EXEMPT OPPORTUNITIES FUND (the "Fund")

3. Securities and Exchange Commission File Nos. 811-6176; 33-37001

4. Is this an initial Form N-8F or an amendment to a previously filed
   Form N-8F?

[ X ]  Initial Application           [   ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

One Post Office Square
Boston, Massachusetts 02109

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Brian D. McCabe, Esquire      Carlo N. Forcione, Esquire
Ropes & Gray LLP              Ropes & Gray LLP
One International Place       One International Place
Boston, MA  02110             Boston, MA  02110
(617) 951-7801; or,           (617) 951-7045

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Putnam Investments, LLC
One Post Office Square
Boston, Massachusetts  02109
(617) 292-1000

8. Classification of fund (check only one):

[ X ]  Management company;

[   ]  Unit investment trust; or

[   ]  Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

[ X ]  Open-end                      [   ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

Putnam Investment Management, LLC
One Post Office Square
Boston, Massachusetts 02109

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Putnam Retail Management Limited Partnership
One Post Office Square
Boston, Massachusetts 02109

13. If the fund is a unit investment trust ("UIT") provide:

(a) Depositor's name(s) and address(es):  Not applicable.

(b) Trustee's name(s) and address(es):    Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[   ]  Yes                    [ X ]  No

If Yes, for each UIT state:

Name(s):
File No.:
Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ]  Yes                   [   ]  No

If Yes, state the date on which the board vote took place:

July 11, 2003

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ]  Yes                   [   ]  No

If Yes, state the date on which the shareholder vote took place:

November 13, 2003

If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ X ]  Yes                   [   ]  No

(a) If Yes, list the date(s) on which the fund made those distributions:

November 24, 2003

(b) Were the distributions made on the basis of net assets?

[ X ]  Yes                   [   ]  No

(c) Were the distributions made pro rata based on share ownership?

[ X ]  Yes                   [   ]  No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

    Were any distributions to shareholders made in kind?

[   ]   Yes                  [   ]  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:

Has the fund issued senior securities?

[   ]   Yes                  [   ]  No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

[ X ]  Yes                   [   ]  No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ]   Yes                   [ X ]  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

[  ]   Yes                   [ X ]  No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[  ]   Yes                   [   ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[  ]   Yes                   [ X ]  No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or
    Liquidation:

(i) Legal expenses:  Approximately $95,000.

(ii) Accounting expenses:  Approximately $20,700.

(iii) Other expenses (list and identify separately):

      Proxy solicitation expenses:  Approximately $49,488.50.

(iv) Total expenses (sum of lines (i)-(iii) above):  Approximately
     $165,188.50.

(b) How were those expenses allocated?

Generally, all fees and expenses, including legal expenses, accounting expenses or other similar expenses incurred in connection with the consummation of the merger, were allocated ratably between the Fund and Putnam New York Tax Exempt Income Fund (the "Acquiring Fund") in proportion to their net assets as of November 21, 2003, except that the costs of proxy materials and proxy solicitations were borne by the Fund.

Putnam Investment Management, LLC ("Putnam Management") agreed to bear such expenses to the extent that they exceeded $54,322 for the Fund and $14,910 for the Acquiring Fund. Accordingly, the Fund, the Acquiring Fund, and Putnam Management paid approximately $54,322, $14,910, and $95,956.50, respectively, in merger-related expenses.

(c) Who paid those expenses?

    The Fund, the Acquiring Fund and Putnam Management paid these expenses.

(d) How did the fund pay for unamortized expenses (if any)? Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ]  Yes               [ X ]  No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[ X ]  Yes                   [   ]  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

On November 13, 2003, Putnam Management agreed to entry of an order by the Securities and Exchange Commission in partial resolution of administrative and cease-and-desist proceedings initiated by the SEC on October 28, 2003 in connection with alleged excessive short-term trading by at least six Putnam Management investment professionals. The SEC's findings reflect that four of those employees engaged in such trading in funds over which they had investment decision-making responsibility and had access to non-public information regarding, among other things, current portfolio holdings and valuations. The six individuals are no longer employed by Putnam Management. Under the order, Putnam Management will make restitution for losses attributable to excessive short-term trading by Putnam employees, institute new employee trading restrictions and enhanced employee trading compliance, retain an independent compliance consultant, and take other remedial actions. Putnam Management neither admitted nor denied the order's findings, which included findings that Putnam Management willfully violated provisions of the federal securities laws. A civil monetary penalty and other monetary relief, if any, will be determined at a later date. If a hearing is necessary to determine the amounts of such penalty or other relief, Putnam Management will be precluded from arguing that it did not violate the federal securities laws in the manner described in the SEC order, the findings set forth in the SEC order will be accepted as true by the hearing officer and additional evidence may be presented. Putnam Management, and not the investors in any Putnam fund, will bear all costs, including restitution, civil penalties and associated legal fees. Administrative proceedings instituted by the Commonwealth of Massachusetts on October 28, 2003 against Putnam Management in connection with alleged market timing activities by Putnam employees and by participants in some Putnam-administered 401(k) plans are pending. Putnam Management has committed to make complete restitution for any losses suffered by Putnam shareholders as a result of any improper market-timing activities by Putnam employees or within Putnam-administered 401(k) plans.

The SEC's and Commonwealth's allegations and related matters also serve as the general basis for numerous lawsuits, including purported class action lawsuits filed against Putnam Management and certain related parties, including certain Putnam funds. Putnam Management has agreed to bear any costs incurred by Putnam funds in connection with these lawsuits. Based on currently available information, Putnam Management believes that the likelihood that the pending private lawsuits and purported class action lawsuits will have a material adverse financial impact on the Fund is remote, and the pending actions are not likely to materially affect its ability to provide investment management services to its clients, including the Putnam funds.

Review of these matters by counsel for Putnam Management and by separate independent counsel for the Putnam funds and their independent Trustees is continuing. In addition, Marsh & McLennan Companies, Inc., Putnam Management's parent company, has engaged counsel to conduct a separate review of Putnam Management's policies and controls related to short-term trading.

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ]   Yes                   [ X ]  No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

        Putnam New York Tax Exempt Income Fund

    (b) State the Investment Company Act file number of the fund surviving the Merger:

        Investment Company Act Registration No. 811-3741

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

        File No. 333-106972; Registration Statement on Form N-14 filed on August 8, 2003.

    (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

        Not applicable.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Putnam New York Tax Exempt Opportunities Fund,
(ii) he is the Executive Vice President of Putnam New York Tax Exempt Opportunities Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                          /s/ Charles E. Porter
                                          --------------------
                                          Charles E. Porter
                                          Executive Vice President